July 23, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Etheredge
Robert Littlepage
Edwin Kim
Larry Spirgel

Re:	Powerschool Holdings, Inc.
Registration Statement on Form S-1
Originally Filed April 6, 2021
File No. 333-255067

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join in the request of Powerschool Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on July 27, 2021, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: July 19, 2021

ii.	Dates of distribution: July 19, 2021 through the date hereof

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 2,181

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC. As representatives of the several underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director
BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory